Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 31,		Year Ended January 31,
(in thousands)	2014	2013	2014	2013	2012	2011	2010
Determination of Earnings:
Earnings from continuing operations before income taxes	$385,887	$ 290,638	$254,866	$643,576	$664,951	$547,434	$389,974
Fixed charges, less capitalized interest	68,164	66,015	133,315	120,054	114,156	100,634	92,686
Total earnings as defined	$ 454,051	$356,653	$388,181	$763,630	$779,107	$648,068	$482,660

Fixed Charges:
Interest expense before capitalization of interest [a]	$31,202	$29,285	$59,599	$55,073	$43,256	$48,255	$49,899
Estimated interest portion of rent expense	37,548	36,969	74,455	65,493	71,648	52,296	42,950
Total fixed charges [b]	$68,750	$66,254	$134,054	$120,566	$114,904	$100,551	$92,849

Ratio of Earnings to Fixed Charges	6.6x	5.4x	2.9x	6.3x	6.8x	6.4x	5.2x

a Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.
b Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.